UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Larimar Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

517125100

(CUSIP Number)

Dr. Carole Ben-Maimon

Chondrial Therapeutics Holdings, LLC.

Three Bala Plaza East, Suite 506

Bala Cynwyd, PA 19004

(484) 414-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517125100	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chondrial Therapeutics Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,091,250
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,091,250
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,091,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 15,319,075 shares of the Issuer’s common stock issued and outstanding as of June 1, 2020.

CUSIP No. 517125100	13D	Page 3 of 6 Pages

This Statement on Schedule 13D relates to shares of the common stock, par value $0.001 per share (the “Common Stock”), of Larimar Therapeutics, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at Three Bala Cynwyd East, Suite 506, Bala Cynwyd, PA 19004.

Item 2. Identity and Background.

The person filing this statement is Chondrial Therapeutics Holdings, LLC, a Delaware limited liability company (the “Reporting Person”). The principal office of the Reporting Person is located at Three Bala Cynwyd East, Suite 506, Bala Cynwyd, PA 19004.

The Reporting Person is a holding company focused on investment in companies focused on the treatment of rare diseases in the life sciences industry.

The Reporting Person has not, during the past 5 years, (a) been convicted in a criminal proceeding, or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, United States federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP No. 517125100	13D	Page 4 of 6 Pages

Item 3. Source or Amount of Funds or Other Consideration.

On May 28, 2020, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company (formerly Zafgen, Inc.), Chondrial Therapeutics, Inc. (“Chondrial”), the Reporting Person and Zordich Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), Chondrial merged with and into Merger Sub (the “Merger”), and as a result of the Merger, each share of common stock of Chondrial was converted into the right to receive 60,912.5005 shares of Common Stock. As a result, the Reporting Person received 6,091,250 shares of Common Stock. The preceding summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of Transaction.

The purpose of the Merger was for the stockholders of Chondrial to acquire the Company through a “reverse merger.” In connection with the Merger, the Company changed its name from “Zafgen, Inc.” to “Larimar Therapeutics, Inc.” and effected a reverse stock split of its Common Stock at a ratio of 1-for-12 on May 28, 2020.

The Reporting Person intends to conduct a distribution of 100% of the shares of Common Stock held by the Reporting Person to its members.

Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) any change in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Company at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to its future course of action, the Reporting Person will take into consideration various factors, such as the Company’s business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer.

The following information with respect to the ownership of the Shares by the Reporting Person is provided as of the date of this Statement on Schedule 13D:

(a)

(i)	Shares beneficially owned by Reporting Person: See Row 11 of the cover page.

(ii)	Percent of class: See Row 13 of the cover page.

(b)	Number of Shares as to which Reporting Person has:

(i)	Sole power to vote or to direct the vote: See Row 7 of the cover page.

(ii)	Shared power to vote or to direct the vote: See Row 8 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Row 9 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Row 10 of the cover page.

CUSIP No. 517125100	13D	Page 5 of 6 Pages

(c)	Describe recent transactions.

Except for the Merger Agreement and the transactions contemplated therein, the Reporting Person has not effected any transaction relating to the Company’s Shares during the past 60 days, and, to the Reporting Person’s knowledge, no other person named in Item 2 has effected any other transactions relating to the Company’s Shares during the past 60 days.

(d)	Right to receive dividends.

No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by the Reporting Person on the date of this statement.

(e)	Date the reporting person ceased to be the beneficial owner of more than 5% of the class of securities (if applicable).

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 above is hereby incorporated by this reference in this Item 6.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a lock-up agreement with the Company (the “Lock-up Agreement”), pursuant to which the Reporting Person has agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of the Company’s Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and options, from the closing of the Merger until 180 days from the closing date of the Merger.

The foregoing summary of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed as Exhibit B to the Merger Agreement, which is filed as Exhibit 2.1 to this Schedule 13D and incorporated herein by reference

To the Reporting Person’s knowledge, except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

2.1	Agreement and Plan of Merger, dated as of December 17, 2019, by and among Zafgen, Inc., Chondrial Therapeutics, Inc., Chondrial Therapeutics Holdings, LLC and Zordich Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Larimar Therapeutics, Inc. on December 18, 2019).

CUSIP No. 517125100	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHONDRIAL THERAPEUTICS HOLDINGS, LLC.

By:	/s/ Carole S. Ben-Maimon, MD
Name:	Carole S. Ben-Maimon, MD
Title:	Manager

June 8, 2020